800 Nicollet Mall
Minneapolis, MN 55402
June 2, 2010
Ms. Angela Connell
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20002
RE:	U.S. Bancorp Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-06880
Dear Ms. Connell:
Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated May 27, 2010, regarding the above-referenced documents.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.	We note your response to comment two of our letter dated May 6, 2010. In your response you stated that you do not consider modifications that are less than 12 months in duration to be troubled debt restructurings as you consider these modifications to represent an insignificant delay in payment. Please provide us with the following as it relates to these short term modifications:
•	Provide us with more detailed information about the types of short-term modifications that you perform and specifically discuss whether these modifications were made on the basis of credit issues (e.g. temporary hardship concessions);

•	Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

•	Provide us with a thorough analysis explaining your rationale for concluding that short term (or temporary) modifications should not be classified as troubled debt restructurings, including a discussion of how you determined that extensions or deferrals of up to 12 months in duration represented insignificant payment delays;

•	Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated;
usbank.com

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

•	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted; and

•	Quantify the amount of loans modified during each reporting period that were not classified as troubled debt restructurings based on your conclusion that the short term nature of the modification represented an insignificant payment delay.

The Company utilizes short-term modifications for certain residential mortgages, credit card receivables and commercial loans as more fully described below. The Company believes the significance of a modification’s economic impact is relevant in evaluating whether a loan modification is a troubled debt restructuring (TDR). Based on the Company’s analysis, the minor modifications described below are insignificant to the economics of the loan, therefore the Company does not consider them to be TDRs.

Residential Mortgage Hardship Programs

The Company has programs that allow a delinquent borrower, who has demonstrated a hardship, to return their loan or line of credit to a current status by demonstrating a renewed intent and ability to re-pay with three consecutive payments at the contractual payment amount. The Company will then defer, extend or re-age the delinquent payments. The borrower must have a hardship, which is often the interruption of wages or unexpected required expenditures, and must show a willingness and ability to maintain the original contractual monthly payments prospectively. Loans modified under these programs represent less than 0.9% of total residential mortgage loan balances and are not material to the Company’s financial statements.

The Company does not consider modifications made under these hardship programs to be TDRs due to the short-term nature of the modification (not greater than three months’ payments), and the minor impact these changes in the timing of the collection of the delinquent payments have on the overall economic return on the loan. This is also consistent with the guidance in paragraph 8 of SFAS 114 which indicates a loan is not considered impaired (therefore not in the scope of SFAS 114) if there is an insignificant delay or shortfall in the amount of payments.

Under the deferral program (only for closed end loans), the delinquent payments are deferred until the maturity date, resulting in a final balloon payment. All payments until the final balloon payment remain the same. Under the extension program (only for closed end loans), the maturity date is extended by the number of payments extended. The monthly payment amount remains the same. The impact of these deferrals on the economics of the loan is not material. For example, on a 30 year amortizing loan, a 3 month extension would only reduce the NPV of the loan by 1.5%.

The Company also has a re-age program (only for Home Equity Lines of Credit during the draw period), where the account is returned to current status and the past-due payments are capitalized and will extend the time period over which payments will be required on the loan to fully pay off the outstanding balance. The prospective payment amounts remain the same. The economic impact of this type of modification on the economics of the loan is also not material. For example, on a 30 year amortizing loan, it would only reduce the NPV of the loan by 1.5%.

Certain criteria must be met for an account to be eligible for participation in these programs, including the following:

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

•	The hardship must be verified.

•	The borrower must show a renewed willingness to pay the contractual amounts owed by signing an agreement.

•	The borrower must show an ability to repay.
The Company continues to report loans modified under these programs as delinquent until three consecutive monthly payments, or the lump sum equivalent, are received under the program, at which point the account is no longer reported as delinquent. If a loan reaches 120 or 180 days delinquent (as applicable depending on loan type) before meeting the criteria to return to current status, it is charged off, in accordance with regulatory guidance for the applicable loans. Loans modified under hardship programs are included in the determination of the Company’s ASC 450-20 (SFAS 5) reserves and are subject to the Company’s charge-off policies.

The Company believes its policy of excluding these minor modifications from TDR categorization is consistent with the Guidance for the Treatment of Residential Real Estate Loan Modifications issued by the Comptroller of the Currency in Supervisory Memorandum 2009-7 which recognizes that “many banks employ policies in which short-term modifications are not accounted for or reported as TDRs” and that “such practices may be acceptable but should be monitored for materiality.”

The outstanding balance of residential mortgage loans in these hardship programs at the end of each reporting period is summarized below.

($ millions)	1Q2009	2Q2009	3Q2009	4Q2009	1Q2010
Residential Mortgage Hardship Balances	$148	$154	$188	$208	$214

Total Residential Mortgage Balances	$24,022	$23,970	$24,947	$26,056	$26,520

% of Total Residential Mortgage Balances	0.6%	0.6%	0.8%	0.8%	0.8%

Total Loans	$184,173	$181,998	$182,746	$194,755	$191,153

% of Total Loans	0.1%	0.1%	0.1%	0.1%	0.1%
Residential Mortgage Trial Modifications

The Company modifies qualifying residential loans under a Company program and the Home Affordable Modification Program (HAMP). These programs require the customer to satisfactorily complete a trial period — the loan modification is contingent on the customer completing the trial period and the loan documents are not modified until that point. The Company reports these loans as TDRs if modified following the trial period. Loans in the pre-modification trial phase of these programs have represented less than 1.1% of total residential

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

mortgage loan balances and are not material to the Company’s financial statements.

Under these programs, if the trial period, which is generally 3 months, is not successfully completed, the loan will not be modified and instead will revert back to the original terms and follow the Company’s normal procedures for workout and/or foreclosure. The Company continues to report loans in the trial period as delinquent. The Company does not consider loans in the trial period to be TDRs due to the short-term nature of the trial period (generally not greater than three months and the modifications will not be permanent if the trial period is not successfully completed).

These loans are included in the determination of the Company’s ASC 450-20 (SFAS 5) reserves and are subject to the Company’s charge-off policies. As a result, if the loans continue to be delinquent under the trial period before meeting the criteria to be modified, they will be charged off when they are 180 days delinquent.

The outstanding balance of residential mortgages in the trial period at the end of each reporting period is summarized below.

($ millions)	1Q2009	2Q2009	3Q2009	4Q2009	1Q2010
Residential Mortgages — Trial Modification Balances	$1	$27	$69	$281	$237

Total Residential Mortgage Balances	$24,022	$23,970	$24,947	$26,056	$26,520

% of Total Residential Mortgage Balances	<0.1%	0.1%	0.3%	1.1%	0.9%

Total Loans	$184,173	$181,998	$182,746	$194,755	$191,153

% of Total Loans	<0.1%	< 0.1%	<0.1%	0.1%	0.1%
Credit Card Hardship Programs

These programs have represented no more than 2.5% of total credit card balances and less than 0.3% of total loans and are not material to the Company’s financial statements. These programs provide a temporary reduction in the minimum monthly required payment for customers who have experienced a temporary financial hardship (e.g., temporary loss of employment, loss of income, large medical bills, or an inability to work due to medical reasons). Customers in these programs are willing and able to make reduced payments. While in the hardship programs, the interest rate is temporarily lowered and fees are waived. The hardship program is a 12 month program, and after successful completion of the program the payment reverts to the contractual terms. If the customer does not perform, the account is charged off at 180 days delinquent.

The Company has included credit cards in the hardship programs in its restructured loan disclosures during the temporary rate reduction period, but does not consider the modifications made under these hardship programs to be TDRs because of the temporary nature of the reduction

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

in the interest rate and the immaterial amount of interest and fees waived. The average hardship account balance is currently in the range of $8,000 to $10,000 and has a contractual rate of approximately 13%. For illustrative purposes, the typical interest foregone during the 12 month program would represent approximately 5.6% of the then outstanding balance. However, the economic value of this foregone interest, relative to the overall net present value of the credit card account over its remaining life, would be substantially less as a percentage because these accounts typically return to revolving balance accounts and generate additional economic value to the Company over several years.

These loans are included in the determination of the Company’s ASC 450-20 (SFAS 5) reserves and are subject to the Company’s charge-off policy. As a result, if the loans become 180 days delinquent under the hardship program, they will be charged off.

The outstanding balance of credit card receivables in these hardship programs at the end of each reporting period is summarized below.

($ millions)	1Q2009	2Q2009	3Q2009	4Q2009	1Q2010
Hardship Credit Card Balances	$291	$321	$375	$396	$412

Total Credit Card Balances	$13,726	$14,874	$16,402	$16,814	$16,222

% of Total Credit Card Balances	2.1%	2.2%	2.3%	2.4%	2.5%

Total Loans	$184,173	$181,998	$182,746	$194,755	$191,153

% of Total Loans	0.2%	0.2%	0.2%	0.2%	0.2%
Commercial Loan Short-Term Extensions (less than 12 months)

Short-term modifications often occur in Commercial Lending as a part of account resolution. Short-term extensions of maturity dates (i.e., less than 12 months) are the most common and may be utilized when the maturity date is imminent and the borrowers are experiencing some level of financial stress but it is not evident that the loan or a portion of the loan is uncollectible. These extended loans represent approximately 2.0% of total commercial (C&I) and commercial real estate (CRE) loan balances and less than 0.8% of total loans and are not material to the Company’s financial statements.

The Company generally does not consider extensions of commercial loan maturity dates of less than 12 months to be TDRs due to the immaterial impact this type of modification has on the economics of the loan. These extensions are often made as an administrative first step with borrowers that, in the Company’s view, ultimately will pay all contractual amounts owed under the original terms of the loan, and generally continue to bear interest at the original contractual rate during the extension period. As a result, these extensions do not have a material impact on the overall economic return on the loan.

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

The Company believes its policy of excluding these temporary modifications from TDR classification is consistent with the accounting guidance in paragraph 8 of SFAS 114 which indicates a loan is not considered impaired (therefore not in the scope of SFAS 114) if there is an insignificant delay or shortfall in the amount of payments. Even if the loans were classified as TDRs, the ASC 310-10 (SFAS 114) reserve would not be significant, because the interest rate earned during the extension period is typically the same or higher than the effective rate that would be used to discount the cash flows under ASC 310-10 (SFAS 114).

If the Company believes the borrower does not have the ability to pay, an extension may be granted but the loan would be deemed impaired and subject to the Company’s policy for determining an appropriate ASC 310-10 (SFAS 114) impairment reserve.

A permanent action on a commercial loan with a short-term extension is generally determined within the extension period. When a loan is permanently modified, the Company evaluates whether the terms result in a TDR for accounting and reporting purposes in accordance with existing accounting guidance.

Commercial loans with short-term extensions are included in the determination of the Company’s ASC 450-20 (SFAS 5) reserves and are subject to the Company’s charge-off policy. If subsequent to the extension, the loans are modified in a manner requiring TDR classification or are otherwise determined to be impaired, they are subject to the Company’s policy for determining an ASC 310-10 (SFAS 114) impairment reserve.

The outstanding balance of commercial loans with well-defined credit weakness or potential credit weakness that were granted a short-term extension in maturity date (less than 12 months) is summarized below.

($ millions)	1Q2010
Short-term extended C&I and CRE Loan Balances with well-defined or potential credit weakness	$1,615

Total C&I and CRE Loan Balances	$80,519
% of Total C&I and CRE Balances	2.0%

Total Loans	$191,153
% of Total Loans	0.8%
2.	We note your response to comment eight of our letter dated May 6, 2010. We continue to believe that there is no basis in GAAP or SEC staff guidance for determining the allowance for loan losses net of expected reimbursements from the FDIC as the loss sharing agreements are legally separate from the covered loans and therefore no right of offset exists. However, we would not object to the recognition of expected reimbursements from FDIC as a reduction in the related provision for loan losses as long as there is transparent disclosure about the effects of the loss sharing agreements on the provision. Given that your covered assets have not experienced significant credit quality deterioration since acquisition, we will not require you to revise your current presentation. However, please revise your future filings to appropriately present your allowance for loan losses on a gross basis (i.e., without consideration of expected reimbursements from the FDIC).

The Company will revise future filings to present the allowance for loan losses on a gross basis (i.e., without consideration of expected reimbursement from the FDIC). In future filings, the Company will also clarify the allowance includes certain amounts that do not represent loss exposure to the

Ms. Angela Connell, Securities and Exchange Commission
June 2, 2010

Company because those losses are recoverable under loss sharing agreements with the FDIC.

3.	As a related matter, to provide greater transparency, in future filings please consider presenting your expected reimbursements from the FDIC as a separate asset outside of loan portfolio.

The Company concurs with the Staff that transparency is important to users of financial statements and believes it has provided transparency in its disclosures. In future filings, the Company will continue to transparently disclose the amount it has recorded as recoverable from the FDIC, and will consider presenting the amount as a separate asset outside of the loan portfolio.
* * * * * * *
The Company hereby acknowledges the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *
Should you require further clarification of any of the issues raised in this letter, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830). We respectfully request the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely, U.S. Bancorp
By:	/s/ Terrance R. Dolan
Terrance R. Dolan
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel